UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at May 21, 2009

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: May 21, 2009

* Print the name and title of the signing officer under his signature.

EXECUTIVE DIRECTORS OF ROCKWELL DIAMONDS INC.
TO HOST CONFERENCE CALL FOR ROCKWELL SHAREHOLDERS

May 21, 2009 Vancouver, BC. The Executive Directors of Rockwell Diamonds Inc. (TSX: RDI; JSE: RDI; OTCBB: RDIAF), namely Dr. John Bristow, CEO, Mr. David Copeland Chairman, and Dr. Mark Bristow, Director (the "Executive Directors") will host a personal conference call on Friday, May 22, 2009 at 11:00 am Eastern time (8:00 am Pacific; 5:00 pm Johannesburg) to discuss the Executive Directors' information circular that will be mailed to shareholders on May 22 (and which will be available for download at www.sedar.com), outline their strategy for Rockwell and to respond to comments from Pala Investment Holdings Limited.

Conference call information:

	Toll Free	Or Collect
North America	1-888-471-3843	1-719-325-2143
United Kingdom	0-800-404-7656
South Africa	080-09-82089

A live and archived audio webcast will also be available on the web site at: www.executivedirectorsrockwell.com.

The conference call will be archived for later playback from May 22, 2009 at 4:00 pm Eastern time (1:00 pm Pacific 10:00 pm Johannesburg) until midnight, Friday May 29, 2009 and can be accessed by dialing (719) 457-0820 or toll free in North America at (888) 203-1112 and using the passcode 9245231.

All shareholders are encouraged to participate by sending questions to the following email address: rockwellquestions@hdgold.com. This email address is available now for submission of questions, which will continue to be collected from this time and through the conference call.

The Executive Directors have established a purpose-specific web site www.executivedirectorsrockwell.com where information is available for all shareholders relating to the issues concerning the Special Meeting. This site will be updated regularly and kept current leading up to the Special Meeting on June 17, 2009.

Contact:
The Laurel Hill Advisory Group by email at rockwellinfo@laurelhillag.com or by phone at:

	Toll Free	Or Collect
North America	1-888-882-6737	1-416-637-4661
Europe	0-800-8655-1111
South Africa	0-800-982-179

The views and opinions of the Executive Directors on the call and on the website are solely their own and not of any other director. For general information about Rockwell please visit its own website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Investor Services deals with Company information and is not authorized to discuss matters or answer questions relating the contested special shareholders meeting. Questions relating to the Executive's Director's positions in respect of the Meeting should be directed to Laurel Hill Advisory Group as per above.

No regulatory authority has approved or disapproved the information contained in this news release.